Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March, 4th, 2005

ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
ARTICLES OF ASSOCIATION

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).

     This Report on Form 6-K contains:

•	The current Articles of Association effective June 17th, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: March 4th, 2005	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

ALTANA Aktiengesellschaft

ARTICLES OF ASSOCIATION

I.	General

§ 1	Name, seat and duration of the company

(1)	The name of the company shall be ALTANA Aktiengesellschaft.

(2)	The seat of the company shall be Bad Homburg vor der Höhe.

(3)	The company shall be of unlimited duration.

§ 2	Object of the company

(1)	The company shall acquire and hold major direct and indirect participations in and establish enterprises of all kinds, especially enterprises that are active in the production and sale of pharmaceutical, dietary and chemical products and substances, as well as testing and measuring instruments.

(2)	The company shall be authorized to operate in the business sectors referred to in para. 1 above, to engage in the planning and provision of advice regarding the installation of industrial plants, the administration of real estate, the acquisition, sale and use of industrial property rights and licenses, especially utilizing the registered service trademark ALTANA, and to conduct any other commercial activities in the industrial, commercial and trading sectors in Germany and abroad.

(3)	The company shall be authorized to engage in all activities and businesses that are suitable to promote the objectives of the company, including the establishment of branch operations, the acquisition of participations in companies located in Germany and abroad, and the divestiture of such participations.

§ 3	Announcements

All announcements by the company shall be published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

II.	Share capital and shares

§ 4	Share capital

(1)	The company’s share capital shall be 140,400,000 Euro, divided into 140,400,000 shares with no par value.

The shares shall be no par value shares (Stückaktien) and shall be in bearer form.

(2)	When new shares are issued, the time when they start to participate in the company’s profit may be set differently from the default rule provided by § 60, para. 2 of the German Stock Corporation Law (Aktiengesetz). The management board shall be responsible for determining the form of the share certificates, the profit-sharing certificates and the renewal certificates with the approval of the supervisory board.

(3)	Shareholders shall have no right to receive share certificates.

(4)	The management board shall be authorized to increase the share capital by up to 28,000,000 Euro through one or more issuances of up to 28,000,000 bearer shares with no par value against contributions in cash on or before April 30, 2009 (Authorized Capital I). The management board shall further be authorized to exclude preemptive rights in the event that, as a result of the preemptive ratio, a fractional amount arises in connection with the issuance of shares out of the authorized capital. With the approval of the supervisory board, the management board shall decide on the issuance of new shares, the rights associated with these shares and the terms and conditions of the issue.

(5)	The management board shall be authorized to increase the share capital by up to 28,000,000 Euro through one or more issuances of up to 28,000,000 bearer shares with no par value against contributions in kind on or before April 30, 2009 (Authorized Capital II). Preemptive rights shall be excluded. With the approval of the supervisory board, the management board shall decide on the issuance of new shares, the rights associated with these shares and the terms and conditions of the issue.

(6)	The management board shall be authorized to increase the share capital by up to 14,000,000 Euro through one or more issuances of up to 14,000,000 bearer shares with no par value against contributions in cash on or before April 30, 2009 (Authorized Capital III). In addition, the board shall be authorized to exclude preemptive rights in order to issue the new shares at a price that is not substantially lower than the stock exchange price.

The management board shall decide on the issuance of new shares, rights associated with these shares, the exclusion of preemptive rights and the terms and conditions of the issue with the approval of the supervisory board.

If the management board makes no use of its authority to exclude preemptive rights, it may, with the approval of the supervisory board, exclude these rights only for the purpose of avoiding fractional amounts.

(7)	The supervisory board shall be empowered to revise § 4 following any completely or partially executed increase of the company’s share capital or the expiration of the period of authorization.

§ 5	Legal venue

The subscription to, or the acquisition of, shares or interim share certificates by a shareholder shall be deemed a submission by that shareholder to the company’s ordinary legal venue for all disputes with the company or its executive bodies arising from the shareholder’s relationship with the company.

III.	Constitution and management of the company

§ 6	Executive bodies

The company shall have the following executive bodies:

a)	the management board

b)	the supervisory board

c)	the annual general meeting.

a)	The management board

§ 7	Composition of the management board

(1)	The management board shall consist of two or more persons. The appointment of deputy members of the management board shall be permitted. The deputy members shall in relation to third parties have the same rights as the ordinary members of the management board.

(2)	The supervisory board shall be responsible for determining the number of, and for appointing, both the ordinary board members and the deputy board members, the conclusion of employment contracts and any revocation of an appointment to the board. The supervisory board shall further be responsible for appointing one member of the management board as chairman of the management board and additional board members as deputy chairmen.

§ 8	Rules of procedure and management board resolutions

(1)	The management board shall unanimously give itself rules of procedure and regulate its internal division of responsibilities, having regard to the employment contracts of the board members.

(2)	Resolutions of the management board shall be passed by a majority vote. In the event of a tie, the chairman shall cast the deciding vote. In the absence of the chairman, the deputy chairman shall be entitled to do so. If more than one deputy chairman has been appointed, the first deputy chairman shall cast the tie-breaking vote. In the absence of the first deputy chairman, the second deputy chairman shall cast the tie-breaking vote.

§ 9	Legal representation of the company

In its dealings with third parties, the company shall be represented either by two members of the management board or by one member of the management board acting jointly with an authorized officer.

§ 10	Limitation of the management authority of the management board

The management board has a duty to the company to observe the limitations imposed on by the Articles of Association or the supervisory board. The management board is also required to comply with any restrictions imposed by a shareholders’ resolution on the basis of § 119 of the German Stock Corporation Law (Aktiengesetz).

b)	The supervisory board

§ 11	Composition of the supervisory board

(1)	The supervisory board shall consist of 12 members, of whom six shall be elected by the annual general meeting and six shall be elected in accordance with the German Law on Codetermination (Mitbestimmungsgesetz).

(2)	Unless the annual general meeting fixes a shorter term of office for the members of the supervisory board, their term of office shall last until the end of the ordinary annual general meeting at which the shareholders discharge them for the fourth financial year after the commencement of their term of office. In calculating this time, the year in which the members’ term of office commences shall not be included.

(3)	Substitute members may be elected to replace those supervisory board members who have been elected by the shareholders and who leave the board before their term of office has expired. Substitute members shall take office in the order determined at the time of their election.

(4)	The election of a member who replaces an existing supervisory board member shall be for either a term equal to the remaining term of office of the member who is being replaced or a completely new term. When a substitute member replaces an existing member, his or her term of office shall last until the end of the next annual general meeting at which a new election takes place, but no later than the end of the term of office of the member who is being replaced. The election of substitute members for those supervisory board members representing employees shall occur in accordance with the German Law on Codetermination.

(5)	The members of the supervisory board shall be entitled to resign from office at any time without stating their reasons.

§ 12	Responsibilities and powers of the supervisory board

(1)	The supervisory board shall have the responsibilities and rights assigned to it by law, the Articles of Association or otherwise. In addition, the supervisory board shall be entitled to convene the annual general meeting.

(2)	The supervisory board shall be entitled to restate the Articles of Association.

(3)	The management board shall obtain the approval of the supervisory board for all transactions that are subject to the approval of the supervisory board as specified in the applicable law, the Articles of Association or a resolution of the supervisory board.

(4)	The supervisory board shall be entitled to supervise the management activities of the management board at any time and to inspect and examine all books, documents and assets of the company.

(5)	The management board must report to the supervisory board to the extent provided by law. In addition, the supervisory board may request reports on company matters, legal and business relationships with affiliated companies and business matters concerning these companies, provided that these matters could have a significant influence on the situation of the company.

§ 13	Declarations of the supervisory board

(1)	Declarations of the supervisory board and its committees shall be made by the chairman in the name of the supervisory board or, in the event of the chairman’s absence, by the deputy chairman.

(2)	The permanent representative of the supervisory board in its dealings with third parties, especially with courts and agencies, and with the management board, shall be the chairman of the supervisory board or, in the chairman’s absence, the deputy chairman.

§ 14	Chairman of the supervisory board

(1)	The supervisory board shall elect a chairman and at least one deputy chairman from among its members. The elections shall be made for the respective members’ term of office. If either the chairman or a deputy chairman withdraws from the supervisory board during his or her term of office, a replacement shall be elected immediately.

(2)	If and for so long as both the chairman and the deputy are prevented from carrying out their responsibilities, these responsibilities shall devolve onto the most senior member of the supervisory board in terms of age.

§ 15	Rules of procedure, committees, advisory boards

(1)	The supervisory board shall adopt its own rules of procedure.

(2)	The supervisory board shall form a committee in accordance with § 27, para. 3 of the German Law on Codetermination. The supervisory board may form additional committees and specify their duties and powers. The supervisory board shall be entitled to confer decision-making powers on these committees.

(3)	In the event that the chairman of the supervisory board is a member of a committee in which the number of supervisory board members representing shareholders is equal to the number of supervisory board members representing employees, if there is a tie, the chairman of the supervisory board shall have two votes in any subsequent vote on the same subject-matter. § 108, para. 3 of the German Corporation Law shall also apply with regard to the casting of the second vote.

(4)	The supervisory board and the committees may call on the support of experts in the execution of their duties and responsibilities. They may also invite experts and consultants to their meetings.

(5)	§ 13, para. 2 of the Articles of Association shall apply to committees accordingly.

(6)	The supervisory board may establish advisory boards for special purposes, the members of which do not have to belong to the supervisory board. It may adopt rules of procedure for such advisory boards and specify the fees payable to their members.

§ 16	Meetings of the supervisory board and resolutions

(1)	Meetings of the supervisory board shall be convened by the chairman or, if he or she is prevented from calling a meeting, by his or her deputy; this may be done in writing, by telefax, by using electronic media or by telephone. Invitations to meetings shall be sent out with two weeks’ notice, simultaneously stating the individual items on the agenda. The convocation period may be shortened in urgent cases.

(2)	The chairman may postpone a meeting so long as it has not yet begun.

(3)	The supervisory board shall constitute a quorum if all members have been invited by means of letters sent to their last known addresses, and if at least half of its members participate in the vote. A votes on agenda items not specified in the invitation shall be permitted only if no member of the supervisory board present at the meeting objects to such vote and if at least two thirds of the members are present.

(4)	All meetings of the supervisory board shall be presided over by the chairman and, in the event of his or her absence, the deputy chairman.

(5)	Resolutions by the supervisory board shall be passed by a simple majority vote unless otherwise provided by law. This rule shall also apply to elections. The type of vote shall be determined by the chairman. If a member of the supervisory board petitions for a secret vote, however, then a secret vote shall be held.

(6)	If a vote results in a tie, further discussion shall take place only if a majority of the supervisory board adopts a resolution to that effect. Otherwise, a new vote shall be held immediately. If this new vote again results in a tie, the chairman of the supervisory board shall have two votes.

(7)	A supervisory board member who is unable to attend a meeting may submit his or her vote in writing through another member of the supervisory board. This rule also applies to the second vote of the chairman of the supervisory board.

(8)	If in any vote, the number of participating supervisory board members representing shareholders is not equal to the number of supervisory board members representing employees, then the vote may be postponed for a maximum of four weeks at the request of two members of the supervisory board. A further postponement of the same agenda item is not permitted.

(9)	Supervisory board meetings may also be held by video conference if all members can participate in this manner. In addition, in the case of a meeting attended in person, individual members may participate by means of video conferencing.

Resolutions to be taken by consent may be passed in writing, by telephone, by using electronic media or by telefax if the chairman of the supervisory board or, in his or her absence, the deputy chairman orders such a vote. Resolutions passed by such a vote shall subsequently be confirmed in writing. The above provisions shall apply accordingly.

(10)	The validity of any resolution passed by the supervisory board may be challenged only by instituting legal action within one month after knowledge of the resolution.

§ 17	Minutes

Of each resolution and meeting of the supervisory board and its committees, minutes shall be kept, which shall be signed by the person heading the respective meeting or, if § 16 para. 9 applies, by the chairman of the supervisory board.

§ 18	Compensation to the members of the supervisory board

(1)	Each member of the supervisory board shall be reimbursed for his or her expenses and, in addition, shall receive remuneration consisting of a fixed amount and a variable amount. The fixed amount shall be 20,000.00 Euro. Of that amount, 10,000.00 Euro shall be provided in the form of company shares to the extent the company is authorized to utilize treasury shares for this purpose. The value of the shares shall be determined according to the company shares’ final price in Xetra trading (or a comparable successor system) on the stock exchange in Frankfurt am Main on the final day of trading of the financial year in respect of which the remuneration is paid. Fractional shares shall be ignored, and the difference in value shall be paid in cash.

The variable portion shall be of an amount equal to 700.00 Euro for each percentage point in dividends resolved by the annual general meeting in excess of 4% of the share capital and a corresponding amount in case of fractional percentage points. The fixed portion of the remuneration shall be payable at the end of each financial year and the variable portion shall be payable after the resolution on appropriation of earnings is passed by the annual general meeting. The remuneration is based on a full financial year. It will be paid proportionally for parts of a financial year.

(2)	The chairman of the supervisory board shall receive two times and his deputies shall receive one and a half times the compensation specified in subsection 1.

(3)	Members of one or more committees shall receive an additional 20,000.00 Euro per financial year; the chairman of one or more committees shall receive twice this amount. All committee remuneration shall be paid in cash. This remuneration provision does not apply to the committee formed pursuant to § 27 subsection 3 of the German Codetermination Act.

(4)	The company shall reimburse each supervisory board member for the turnover tax applicable to his or her remuneration.

(5)	To the extent the company has taken out a directors’ and officers’ liability insurance policy in its interest, the members of the supervisory board shall be beneficiaries of such a policy. The company shall pay the premiums.

c)	The annual general meeting

§ 19	Convocation of the annual general meeting

(1)	The annual general meeting shall be held either at the company’s registered office, at a branch office or a subsidiary of the company, or at the registered office of a German stock exchange in the Federal Republic of Germany. In case the convocation of the annual general meeting at the aforesaid locations is not feasible, the management board or the supervisory board may convene it at another location. The invitation letter shall state the place at which the annual general meeting is to be held.

(2)	The annual general meeting shall be convened by either the management board or the supervisory board.

(3)	The ordinary annual general meeting shall be held during the first eight months of each financial year. Extraordinary general meetings may be convened as often as this appears to be in the interests of the company.

(4)	Annual general meetings shall be convened by an announcement in the electronic Federal Gazette (elektronischer Bundesanzeiger), which shall include the information required by law, and shall be published such that there be a period of one month between the date of publication and the last day of deposit, in accordance with § 20, para. 2 of the Articles of Association, with both of the aforesaid days being excluded.

§ 20	Right to attend the annual general meeting

(1)	All shareholders who have deposited their shares at one of the credit institutes (depositories) designated in the invitation letter in a way that ensures that the shares remain blocked until the end of the annual general meeting may participate in the annual general meeting and exercise their voting rights.

(2)	The shares must be blocked on or before the seventh day immediately preceding the day of the annual general meeting (final day of deposit). If the seventh day before the day of the annual general meeting is a public holiday, the shares shall be blocked by the next succeeding business day.

(3)	Shares shall also be deemed to have been properly deposited if they are held and blocked with another credit institute until the end of the annual general meeting with the approval of a depositary office.

§ 21	Voting rights

(1)	Each share shall have one vote.

(2)	Voting rights may be exercised by proxy. A proxy must be in writing. However, the company may decide that proxies may also be electronically or by telefax and may specify details regarding the way the proxies are given.

(3)	So long as no share certificates have been issued, the prerequisites governing the manner in which shareholders may exercise their voting rights at the annual general meeting shall be specified in the invitation letter to the annual general meeting.

§ 22	Chairman of the annual general meeting

(1)	The chairman of the annual general meeting shall be the chairman of the supervisory board. In the event of his absence, he or she shall appoint another supervisory board member to perform these functions. If the chairman is prevented and has not appointed anyone as his representative, the annual general meeting shall be chaired by the supervisory board member elected to the supervisory board by the shareholders’ representatives.

(2)	The chairman shall direct the discussions and shall determine the sequence of the agenda items to be discussed and the type of votes to be taken. The results of the vote may be determined in subtraction proceedings by deducting the “yes” or “no” votes and the abstained votes from the total number of votes of the persons entitled to vote.

§ 23	Resolutions at the annual general meeting

(1)	Resolutions passed at the annual general meeting require a simple majority of the votes cast unless otherwise prescribed by mandatory law. In cases in which the law prescribes a majority of the share capital represented at the vote, a simple majority of the represented share capital shall be sufficient unless a greater majority is mandatory.

(2)	In the event of a tie, a petition shall be regarded as rejected unless elections are involved.

(3)	If a vote does not achieve a simple majority in the case of first-stage elections, a tie-break shall be held between the two persons who received the highest number of votes.

§ 24	Minutes of annual general meetings

(1)	Of each annual general meeting, notarial minutes shall be kept and signed by the notary and the chairman.

(2)	The minutes, which are to be accompanied by a list signed by the chairman of the annual general meeting of the shareholders present or represented at the meeting, as well as of the persons representing shareholders, shall have full evidentiary force for the shareholders among themselves and also in relation to their representatives.

(3)	The powers of attorney need not be attached to the minutes of the annual general meetings.

§ 25	The annual general meeting may be broadcast in whole or in part by audio and video transmission. The chairman of the supervisory board shall make this decision. The broadcast may also be carried out in a form that affords the general public unlimited access to it. The form of the broadcast shall be announced with the invitation letter.

IV.	Annual financial statements and appropriation of retained earnings

§ 26	Financial year, management report and annual financial statements, formal approval of the actions of the management board and supervisory board

(1)	The company’s financial year shall be the calendar year.

(2)	The management board shall draw up the management report and the annual financial statements for the previous financial year within the first three months of the new financial year and shall submit it to external auditors. Immediately after receipt of the audit report, it shall be submitted to the supervisory board along with the aforesaid documents and a recommendation for the resolution of the annual general meeting on the appropriation of retained earnings.

(3)	The annual financial statements, the management report, the report of the supervisory board and the recommendation of the management board for the appropriation of retained earnings shall be made available for inspection by the shareholders at the company’s offices with effect from the convocation date for the annual general meeting.

(4)	After receipt of the report to be submitted by the supervisory board in accordance with § 171, para. 2 of the German Corporation Law, the annual general meeting shall, within the first eight months of the new financial year, pass an annual resolution on the approval of the actions of the management board and the supervisory board, on the appropriation of retained earnings, on the election of the external auditor and, in the cases envisaged by law, on the approval of the annual financial statements.

(5)	If the management board and the supervisory board approve the annual financial statements, they shall be entitled, after deducting the sums to be allocated to statutory reserves and any losses carried forward, to transfer up to 100% of the remaining year’s net profit up to an amount equal to half the sum of the share capital to free reserves.